Exhibit 99.2

Ayr Wellness Unveils New Corporate Brand Identity,
Introduces New Retail and CPG Brand Portfolio

Updates brand architecture to reflect the next step in the evolution of the Company

MIAMI, Nov. 22, 2021 – Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a vertically-integrated cannabis multi-state operator (MSO), today unveiled a new corporate identity to better reflect the Company’s vision to be a force for good that inspires lasting positive change, while investing in its mission to become the largest, most trusted U.S. producer of high-quality cannabis at scale. Ayr’s purpose to cultivate wellness and create wonder is rooted in its goal to enrich the lives of its customers, communities and colleagues by establishing a standard and culture of excellence across its organization.

As part of its strategic vision, the Company also announced a national retail concept and curated CPG brand portfolio designed to meet customer needs across every cannabis product category: flower, concentrates, edibles, beverages, and vapes.

“Today, we celebrate an important milestone in the evolution of Ayr Wellness,” said Jonathan Sandelman, Founder, Chairman and CEO of Ayr Wellness. “We have unveiled our updated corporate brand that fully reflects our ambitions to become the leading U.S. cannabis CPG company, one that cultivates a more equitable industry, curates products with a deep respect for the plant and embraces customers wherever they are in their cannabis journey. As a consumer-centric organization, our well-calibrated product portfolio reflects the needs and desires of today’s diverse cannabis consumer while upholding the values and principles of the Ayr corporate brand.”

The Company also announced plans to begin converting its 65 dispensaries nationwide to the “AYR” brand in early 2022, with the first being its flagship location in Boston. A more detailed look at the Ayr retail brand can be found in the Company’s latest investor presentation.

The Company’s updated CPG portfolio will be led by four national power brands, representing the highest of quality across leading market categories for current and future consumers, and six core brands to offer variety in form, dose and experience. These core brands are designed to address a large audience in those same power categories, but in a much broader fashion.

	Power Brand	Core Brand
Flower	Kynd STiX Preroll Co.	Road Tripper
Concentrates	Origyn Extracts	Haze
Vapes	Origyn Extracts	Entourage Secret Orchard
Beverages	Levia[1]	CannaPunch
Edibles		Secret Orchard Wicked Sour

1 Pending the closing of the announced acquisition of Cultivauna, LLC, the owner of Levia.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; laws or the interpretation, administration or enforcement thereof may change; differing regulatory requirements across states may prevent Ayr from achieving economies of scale; favorable locations may be restricted or difficult to obtain; acquisitions may not be able to be completed on satisfactory terms or at all, or if completed may not be successful; the enforcement of contracts may be restricted; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; the inherent risks of an agricultural business; cyber-security, transportation, recall, product liability and litigation related risks; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston
MATTIO Communications
T: (703) 926-9159
Email: ir@mattio.com
Email: IR@ayrwellness.com